Exhibit 99.5

PricewaterhouseCoopers AS
Postboks 748
NO-0106 Oslo
Telephone +47 02316
Telefax +47 23 16 10 00
Report of Independent Registered Public Accounting Firm
To the Board of Directors of Eksportfinans ASA
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the financial position of Eksportfinans ASA and its subsidiaries at December 31, 2008 and 2007 and the results of their operations and their cash flows for the two years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Norway and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audit of the consolidated financial statements of the Company was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The Company has included parent only information on the face of the consolidated financial statements and other parent company only disclosures in the notes to the financial statements. Such parent only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole, except for the fact that the parent only financial statements have been prepared in accordance with simplified IFRS according to the Norwegian accounting act § 3-9 and the accounting regulations issued by Kredittilsynet (the Financial Supervisory Authority of Norway).
/s/ PricewaterhouseCoopers AS
Oslo, Norway
May 7, 2009
PricewaterhouseCoopers AS
Geir Julsvoll
State Authorised Public Accountant (Norway)
Note: This translation from Norwegian has been prepared for information purposes only.